Exhibit 99.67

PRESS RELEASE

FOR IMMEDIATE RELEASE

NURAN WIRELESS Reports Third Quarter

2025 Financial Results

Quebec, QC, Canada, December 2nd, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce its financial results for the quarter ended September 30, 2025.

Highlights of the Company’s financial results for the nine months ended September 30, 2025, include the following:

●	Revenue of $3,548,865 compared to $3,688,827, for the nine months ended September 30, 2024, a decrease of 3.7%. This includes $2,334,908 attributable to the Network as a Service (‘‘NaaS’’) revenue generating 80% gross margin.

●	Gross profit of $2,189,662 (62%) for the nine months ended September 30, 2025, compared to $2,028,747 (55%) in 2024, an increase of $160,915 or 8%.

●	Total expenses of $10,129,106 compared to $11,135,470 for the nine months ended September 30, 2024, a decrease of 9%. Savings in selling and administrative expenses were offset by increased financial expenses related to debt service costs of short-term borrowings and the Cygnum Capital facility as well as foreign exchange losses with most of these charges being non-cash.

●	Net Loss of $8,424,579 compared to $8,131,565 for the nine months ended September 30, 2024, an increase of 3.6%.

Highlights from the Quarter:

●	On July 18, 2025, NuRAN announced that it has initiated negotiations with its current debt holders and with new potential institutional investors and lenders to raise additional operating funds. The plan is to potentially restructure or replace much of its outstanding current debt instruments with better terms.

●	On August 26, 2025, the Company announced that it completed an initial step towards this objective by closing a non-brokered private placement for proceeds of $1.5M to be used for working capital purposes and payment of short-term debt. The Common Shares issued under the private placement are subject to a statutory hold period expiring December 26, 2025. The Company has decided to close this Private Placement currently to ensure that it has sufficient working capital for the duration of the discussions.

PRESS RELEASE

●	On September 4, 2025, the Company announced the award of a contract worth approximately CA$ 7.2M by a state-owned Mobile Network Operator (MNO) for a major network expansion project in a rural region of West Africa. The agreement is structured as a CAPEX contract valued at approximately CA$ 7.2M and provides for the deployment of up to 200 sites to expand mobile coverage to underserved communities.

●	On September 12, 2025, the Company announced it has received authorization from the approval committee for its infrastructure license to operate telecom sites in the Democratic Republic of The Congo (“DRC”). The authorization was confirmed through the issuance of the license fee invoice, which has now been settled.

●	On September 29, 2025, the Company announced that it has received approval for the third drawdown of US$ 1M from the Facility for Energy Inclusion (“FEI”), a fund managed by Cygnum Capital.

BCSC Continuous Disclosure Review

After the September 26, 2025 announcement regarding NuRAN’s ongoing disclosure deficiencies, management worked diligently with the British Columbia Securities Commission (BCSC) to meet the requirements of National Instrument 51-102 Continuous Disclosure Obligations, amongst others. The Company is pleased to announce that on December 1, 2025, it was removed from the Default Issuers list, following a thorough review by the BCSC. This review concluded with the filing of Q3 Financial Statements and Management Discussion and Analysis (MD&A), as well as an amended MD&A for the six months ending June 30, 2025. These MD&As now include essential additional disclosures required by National Instrument 51-102 including sections addressing topics such as the proposed “Restructuring Transaction,” international tariffs and their potential effects, material contracts and related financial impacts, changes to Future-Oriented Financial Information (FOFI) and promotional statements, along with expanded financial details and clarified risk factors. The Company has filed all mandatory documentation pertaining to changes considered to be material.

Proposed Restructuring Transaction

Approved during the recent Annual General and Special Meeting (“AGSM”) concluded on October 29, 2025, the Company is now pursuing the Restructuring Transaction. Management shall inform its shareholders on the upcoming steps.

PRESS RELEASE

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5531

Neither the Canadian Securities Exchange nor its Market Regulator (as defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “may”, “will”, “project”, “should” or similar words, including negatives thereof, suggesting future outcomes. Forward looking statements are subject to both known and unknown risks, uncertainties and other factors, many of which are beyond the control of NuRAN, that may cause the actual results, level of activity, performance or achievements of NuRAN to be materially different from those expressed or implied by such forward looking statements, including but not limited to management’s business strategy for 2025. Although NuRAN has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance and involve a number of risks and uncertainties, some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause NuRAN’’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and, except as required by law, neither NuRAN assumes no obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR at www.sedar.com.